May 29, 2009

Via EDGAR

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C.  20549-7010

Response to Comment Letter dated April 28, 2009
The Dow Chemical Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed March 31, 2009
File No. 001-03433

Dear Mr. Cash:

The Dow Chemical Company acknowledges receipt of the Staff’s letter dated April 28, 2009, concerning its Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 20, 2009, and its Definitive Proxy Statement on Schedule 14A filed on March 31, 2009 (File No. 001-3433). We are responding to the Staff’s comments and requests for supplemental information in this letter.

Following is a list of defined terms that are used throughout this letter, a restatement of the comments by the Staff, and Dow’s response with respect to each comment:

Defined Terms

“Committee” means the Compensation and Leadership Development Committee of Dow’s Board of Directors.

“Company” and “Dow” mean The Dow Chemical Company, a Delaware corporation, and, depending on the context in which either such term is used, its consolidated subsidiaries.

"Future Filings" means applicable SEC filings, based on the context in which the phrase is used, made by The Dow Chemical Company after the Staff indicates in writing or otherwise that the responses to this comment letter are acceptable and that the Staff has concluded its review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, and its Definitive Proxy Statement on Schedule 14A filed on March 31, 2009.

Mr. John Cash
The Dow Chemical Company
May 29, 2009

Comments and Responses

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis…, page 26
Results of Operations, page 29

1.
We note your response to prior comment five; however, it continues to appear to us that if you present a tabular presentation that identifies an item as significant in one period and the same item impacts another period presented, particularly at an amount in excess of other items included in the table, you should include the impact of the item you identified as significant for each period presented.

RESPONSE
If needed to explain Dow’s results of operations for a reporting period, we identify and disclose “certain items” in a tabular presentation. In Future Filings, if a tabular presentation includes an item that was identified as significant in a prior, comparative period and the current period is impacted by the same item, particularly at an amount in excess of other items included in the table, we will include the impact of the item for each period presented.

Other Matters, page 50

Critical Accounting Policies, page 50
General

2.
We note your response to prior comment seven; however, it appears to us that your proposed disclosures under the last three bullets of our initial comment do not provide sufficient information for investors to understand and assess the key estimates and assumptions underlying your impairment analysis or determine the potential impact of changes in your assumptions. Therefore, please revise future filings to also quantify the material assumptions you used and provide a sensitivity analysis of those assumptions based upon reasonably likely changes; quantify the impact of changes in your assumptions and methodologies during the periods presented; and reconcile your market capitalization to the estimated fair value of your reporting units.

RESPONSE
Included below are the last three bullets of your initial comment and the Company’s initial responses, along with your additional comments and our responses.

Mr. John Cash
The Dow Chemical Company
May 29, 2009

Initial Comment
•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;

Initial Response
The discounted cash flow analyses are completed in a manner that utilizes key assumptions by reporting unit. Key assumptions include projected growth rates, currency exchange rates, tax rates, discount rates, estimated terminal values and long-term hydrocarbon and energy prices.

Additional Comment
Please revise future filings to also quantify the material assumptions you used and provide a sensitivity analysis of those assumptions based upon reasonably likely changes.

Additional Response
Beginning with our Annual Report on Form 10-K for the year ending December 31, 2009, the Company will quantify the material assumptions used and provide a sensitivity analysis of those assumptions based upon reasonably likely changes. For illustrative purposes, the following text is provided as an example.

The Company performs its annual impairment review in the fourth quarter of each year. Reviews are also completed during interim periods if indicators of impairment are present. The Company uses a discounted cash flow analysis to calculate the estimated fair value of each of its XX reporting units. The analyses are completed in a manner that utilizes key assumptions by reporting unit. Key assumptions include projected growth rates (X percent or a range of X percent to X percent, as applicable), currency exchange rates, tax rate (XX percent), discount rates (X percent or a range of X percent to X percent, as applicable), and long-term hydrocarbon feedstock and energy prices.

Future changes in key assumptions could affect the results of goodwill impairment reviews. Based on the annual impairment analysis completed in the fourth quarter of 200X, a decline of XXX basis points in reporting unit growth rates or an increase of XXX basis points in the discount rate would result in a fair value calculation, based on discounted cash flows, that exceeded the carrying value for XX reporting units. For the remaining reporting units, the fair value calculation did not exceed the carrying value with a potential maximum goodwill impairment of $XX million.

Mr. John Cash
The Dow Chemical Company
May 29, 2009

Initial Comment
•	If applicable, how assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year, highlighting the impact of any changes; and

Initial Response
During the annual cycle, key assumptions are reevaluated to consider current facts and circumstances, and values for each assumption are updated. (In Future Filings, if the assumptions and methodologies used for valuing goodwill change significantly from the prior year, we will highlight the impact of the changes in our critical accounting policies.)

Additional Comment
Quantify the impact of changes in your assumptions and methodologies during the periods presented.

Additional Response
The Company performs its annual impairment review in the fourth quarter of each year. Reviews are also completed during interim periods if indicators of impairment are present. During goodwill impairment reviews, key assumptions are reevaluated to consider current facts and circumstances, and values for each assumption are updated. If the assumptions and methodologies used for valuing goodwill change significantly from the prior year/review, we will highlight the impact of the changes in our critical accounting policies and quantify the impact for the periods presented, beginning with our Annual Report on Form 10-K for the year ending December 31, 2009.

Initial Comment
•	If or how you consider your market capitalization relative to your net book value in evaluating goodwill for impairment.

Initial Response
As part of our annual goodwill impairment review cycle, we review Dow’s market capitalization relative to book value and relative to internal discounted cash flow valuations. In addition, interim reviews are completed as necessary. When the market price of Dow’s equity securities declines to a level below book value, management undertakes a process to evaluate whether a change in circumstances has occurred that would indicate it is more likely than not that the fair value of a reporting unit has declined below its carrying value.

Additional Comment
Reconcile your market capitalization to the estimated fair value of your reporting units.

Mr. John Cash
The Dow Chemical Company
May 29, 2009

Additional Response
Our impairment review process includes the monitoring of events and circumstances (including our stock price and our market capitalization) to determine whether an event or change in circumstances has more likely than not reduced the fair value of a reporting unit below its carrying value, However, the Company believes that providing a quantitative reconciliation of market capitalization to the estimated fair value of our reporting units is not required and would result in disclosure of proprietary information, which could have an adverse impact on the Company, including an adverse impact on potential divestitures.

Beginning with our Annual Report on Form 10-K for the year ending December 31, 2009, however, the Company will include language similar to the following in its critical accounting policies.

As part of the goodwill impairment review, the Company reviews market capitalization relative to the estimated fair value of its reporting units. In addition, when the market price of Dow’s equity securities declines to a level below book value, management undertakes a process to evaluate whether a change in circumstances has occurred that would indicate it is more likely than not that the fair value of a reporting unit has declined below its carrying value. The evaluation process includes third-party valuations and internal discounted cash flow valuations. At December 31, 200X, Dow’s market capitalization exceeded total book value.

Definitive Proxy Statement on Schedule 14A filed March 31, 2009

Compensation Discussion and Analysis, page 16
Special Compensation Actions Taken by the Committee based on 2008 Results, page 17

3.
We note your tabular disclosure on page 17 comparing 2008 and 2009 compensation. With a view toward future disclosure, please tell us why you believe that this table “provides a more complete picture of Committee action taken in response to the current economic environment and Company performance” than the compensation tables or the 2008 compensation decisions shown under the “2008 Compensation and Award Actions made by the Committee” section.

RESPONSE
The tabular disclosure on page 17 sets forth Base Salary and Long-Term Incentive Stock Grant decisions made by the Committee in February 2009. In the context of the last two sentences of Instruction 2 to Item 402(b) of Regulation S-K, we provided this table to present post year-end 2008 information that was meaningful and material. This table was provided in light of that instruction and our belief that given the unusual and significant changes in the global economy and the

Mr. John Cash
The Dow Chemical Company
May 29, 2009

Company’s results in 2008, the February 2009 actions of the Committee were meaningful and should not be deferred to the 2010 disclosure. With the exception of the 2008 performance awards, the compensation tables and “2008 Compensation and Awards Actions made by the Committee” section show decisions that the Committee made in February 2008. The introductory language – “This table is not a substitute for the compensation tables or the 2008 compensation decisions shown under the ‘2008 Compensation and Award Actions made by the Committee’ section,…” – was included so that the table was not given greater prominence than the Summary Compensation Table.

Role of the Compensation and Leadership Development Committee, page 19

4.
We note disclosure that the committee analyzes tally sheets and “other relevant data” and the committee sets named executive officer compensation after considering the recommendations from the CEO “as well as other data.” In future filings, please provide a materially complete description of this other data, as you must disclose all material factors used to award compensation to the named executive officers.

RESPONSE
The other data used was not a material factor in the analysis or in considering the recommendations from the CEO. However, in Future Filings, to the extent that the other data is a material factor, we will include a description of the other data and how this information was taken into account in determining compensation.

5.
We note that you disclose where you target each element of compensation against peer companies for your named executive officers. In future filings, please disclose where actual payments of each element of compensation fell for each named executive officer within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

RESPONSE
In Future Filings, we will include a disclosure of where actual payments of each element of compensation fell within targeted parameters for each named executive officer and, to the extent any such payment fell outside the targeted parameters, an explanation for that variance.

Long Term Incentive Awards, page 21

6.	In future filings, please disclose the following for stock options and deferred stock awards:
•	For each named executive officer, please explain in detail how you determined the amount of the award.
•	Please identify any exercise of the committee’s discretion to increase or reduce the amount of an award.

Mr. John Cash
The Dow Chemical Company
May 29, 2009

•	Please identify all of the material factors that were considered in connection with the award determination for each named executive officer.

RESPONSE
The process and material factors used for award determination are the same for each named executive officer. In Future Filings, we will include an explanation of the process used for determining the amount of the awards, including the materials factors used and discretion exercised by the Committee.

Director Compensation for 2008, page 34

7.	In future filings, please disclose whether directors are in compliance with your Stockholding Guidelines.

RESPONSE
In Future Filings, we will disclose directors’ compliance with Stockholding Guidelines.

In connection with our responses to the Staff’s comments, we acknowledge that:
-	Dow is responsible for the adequacy and accuracy of the disclosure in its filings;
-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and
-	Dow may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responses satisfactorily address the Staff’s comments. If you have questions, please feel free to contact me by telephone at (989) 636-1541 or by facsimile at (989) 638-9723.

Best regards,

/S/ WILLIAM H. WEIDEMAN
William H. Weideman
Vice President and Controller

cc:        Sherry Haywood, Division of Corporation Finance
Anne McConnell, Division of Corporation Finance
Dale Welcome, Division of Corporation Finance